

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2019

Ted Angus
General Counsel
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, CA 94520

> **Re: AssetMark Financial Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.3, 10.4, 10.5 and 10.7**
> **Filed June 24, 2019**
> **File No. 333-232312**

Dear Mr. Angus:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

/s/ Michael R. Clampitt

Division of Corporation Finance